FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 to 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 7 to 9 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 5, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1423 U.S. dollar (EUR 0.8754 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended December 31, 2018	1.1456	1.1367	1.1594	1.1281
Year ended December 31, 2018	1.1456	1.1784	1.2488	1.1281

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from October 2018 through January 2019 (through January 25), published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
October 2018	1.1594	1.1332
November 2018	1.1459	1.1281
December 2018	1.1456	1.1300
January 2019 (through January 25)	1.1524	1.1322

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents, which incorporate this information by reference, could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2018

The following information is derived from Rentenbank’s press release of February 1, 2019, announcing certain preliminary results for 2018. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2018. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2018 to be announced at a press conference and published in April 2019.

According to preliminary figures, Rentenbank saw falling demand for its special promotional loans, albeit from the high level registered in the previous year. This decrease was attributable to a sharp decline in wind power financings set off by an amendment to the German Renewable Energy Sources Act. The decline could only partially be compensated for by growth in the Agribusiness and Rural Development promotional lines. New business in the Agriculture promotional line remained largely stable. Overall, new business with special promotional loans from Germany's development agency for agribusiness and rural areas dropped to a total of EUR 6.7 billion (as compared to EUR 7.4 billion in 2017).

Promotional business for machinery increased

At EUR 2.1 billion (as compared to EUR 2.2 billion in 2017), the Agriculture promotional line accounted for the largest share of the total new business in special promotional loans in 2018. While the demand for financing of machinery rose, the demand for financing of buildings and land declined.

As a result of the extreme weather events in 2018, demand for liquidity assistance loans rose to EUR 30.8 million (as compared to EUR 11.2 million in 2017). Many enterprises were hit hard by the extreme weather conditions last year. Accordingly, Rentenbank opened its Liquidity Assistance program in June 2018 in order to help them cope with liquidity shortages. However, because the shortages often take a while to materialize, Rentenbank’s management expects the program to remain open for applications until at least December 2019.

Rentenbank’s Agribusiness promotional line is geared towards companies in agricultural upstream and down-stream industries. New business continued to grow and amounted to EUR 1.2 billion in 2018 (as compared to EUR 1.1 billion in 2017). Just as in the Agriculture promotional line, the financing needs for machinery increased significantly.

The demand for special promotional loans in the Rural Development promotional line increased as well. In 2018, new promotional loans amounted to almost EUR 2.0 billion (as compared to EUR 1.8 billion in 2017). One reason was the higher demand for global loans from the promotional institutions of the federal states, which are used in particular to finance infrastructure measures in rural areas.

The demand for loans in the Renewable Energy promotional line declined, however, drastically. After new promotional business had risen sharply to EUR 2.4 billion in 2017, it accounted for only EUR 1.4 billion in 2018. This was mainly due to changes in the German Renewable Energy Sources Act and the associated sub-stantial decline in financing of wind power. By contrast, the demand for the financing of photovoltaic installations more than doubled. The demand for promotional loans for biogas plants also rose significantly.

Slight increase in promotional contributions

In 2018, Rentenbank used EUR 63.2 million from its own income to reduce interest rates of its special promotional loans. Rentenbank also used all of the distributable profit of EUR 15.8 million for promotional purposes. In addition, EUR 5.0 million was allocated to the Research on Agricultural Innovation program. Including other promotional items, Rentenbank’s overall promotional contributions totaled EUR 84.2 million in 2018 (as compared to EUR 83.4 million in 2017).

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Euro Medium Term Notes once again most important funding instrument

Rentenbank raised capital market funds of EUR 11.3 billion with maturities of more than two years in 2018 (as compared to EUR 12.4 billion in 2017). As in the previous year, the euro was the most important issuance currency with a share of 54% followed by US Dollar with 24%. 83% of Rentenbank’s issues were placed with foreign investors. With a share of 39%, commercial banks were the most important investor group. The Euro Medium Term Note program contributed EUR 9.7 billion (as compared to EUR 9.4 billion in 2017) or 86% to the total funding amount. Rentenbank continues to benefit from its excellent market access in all maturities.

Reduced operating profit

The preliminary operating result before provision for loan losses and valuation was down by 7.5% to EUR 207.1 million (as compared to EUR 223.8 million in 2017). This was partly due to the 3.4% reduction in net interest income to EUR 295.1 million (as compared to EUR 305.6 million in 2017). The prolonged low-interest-rate environment had a negative impact on the asset margins as well as on the returns achievable on the investments of Rentenbank's own funds. Administrative expenses rose by 3.6% to EUR 71.8 million (as compared to EUR 69.3 million in 2017), mainly because of increased expenses for personnel and in connection with banking supervision.

After provision for loan losses and valuation as well as allocation to reserves, the Managing Board expects to report net income of EUR 63.0 million for 2018 (as compared to EUR 61.0 million for 2017).

Total assets almost unchanged – Capital ratios increased

As at December 31, 2018, total assets amounted to EUR 90.2 billion, which remained almost unchanged compared to end of 2017 (EUR 90.8 billion). However, Rentenbank increased its capital ratios pursuant to the EU’s CRR banking regulation again. The Tier 1 capital ratio rose to 29.7% end of 2018 (as compared to 27.8% end of 2017) and the total capital ratio to 31.2% (as compared to 29.7% end of 2017). The ratios thus remained well above the regulatory requirements for Rentenbank.

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New Business

Promotional business		2018	2017	Change in %
		(EUR million)
Special promotional loans		6,694	7,436	- 10.0
Of which:	Agriculture	2,117	2,211	- 4.3
	Rural development	1,969	1,797	9.6
	Renewable Energy	1,425	2,358	- 39.6
	Agribusiness	1,173	1,054	11.2

Registered bonds / Promissory notes		1,928	2,520	- 23.5
Securities		1,761	1,906	- 7.6

Total new promotional business		10,383	11,862	- 12.5

Funding of promotional business

Medium and long-term funding		11,276	12,376	- 8.9
Of which:	Euro MTN	9,650	9,422	2.4
	Global bonds	1,096	1,081	1.4
	AUD MTN	529	1,231	- 57.0

Balance Sheet

	December 31, 2018	December 31, 2017	Change in %
	(EUR million)
Total assets	90,161	90,785	- 0.7
Loans and advances to banks	60,138	60,532	- 0.7
Loans and advances to customers	6,486	6,884	- 5.8
Securities portfolio	16,520	15,870	4.1
Securitized liabilities	76,577	76,894	- 0.4

Equity reported on the balance sheet	4,539	4,445	2.1

Income Statement

	2018	2017	Change in %
	(EUR million)
Net interest income	295.1	305.6	- 3.4
Administrative expenses	71.8	69.3	3.6
Operating profit before provision for loan losses and valuation	207.1	223.8	- 7.5
Net income	63.0	61.0	3.3

Promotional Contribution

		2018	2017	Change in %
		(EUR million)
Promotional contribution		84.2	83.4	1.0
Of which:	Interest rate reduction for special promotional loans	63.2	64.0	- 1.3
	Distributable profit	15.8	15.3	3.3
	Grants for “Research on Agricultural Innovation”	5.0	4.0	25.0
	Other promotional contributions	0.2	0.2	0.0

Due to rounding, figures and percentages may not add up precisely to the totals provided.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2017	0.6	2.6
4th quarter 2017	0.5	2.8
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0
3rd quarter 2018	-0.2	1.1

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

In the third quarter of 2018, Germany’s gross domestic product (“GDP”) decreased by 0.2% after price, seasonal and calendar adjustments compared to the second quarter of 2018. The slight quarter-on-quarter decrease in GDP was mainly due to the development of foreign trade in the third quarter of 2018 compared to the second quarter of 2018. According to provisional calculations, exports of goods and services decreased by 0.9% in the third quarter of 2018 compared to the second quarter of 2018, while imports increased by 1.3% in the third quarter of 2018 compared to the second quarter of 2018.

With respect to domestic demand, household final consumption expenditure decreased by 0.3%, while government final consumption expenditure slightly increased by 0.2% in the third quarter of 2018, in each case compared to the second quarter of 2018. Gross fixed capital formation in machinery and equipment increased by 0.8% and gross fixed capital formation in construction by 0.9% in the third quarter of 2018, in each case compared to the second quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy decelerated and grew by 1.1% in the third quarter of 2018, following increases by 2.0% in the second quarter of 2018 and 2.1% in the first quarter of 2018, in each case compared to the corresponding periods in 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2018, press release of November 23, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/11/PE18_454_811.html).

In 2018 as a whole, the economic situation in Germany was characterized by economic growth, although growth has lost momentum. According to preliminary calculations of the Federal Statistical Office, the price-adjusted GDP was 1.5% higher in 2018 than in 2017. The German economy thus has grown for the ninth consecutive year. Compared to 2017 and 2016, however, the growth rate decreased as German GDP increased by 2.2% each year. From a longer term perspective, German economic growth in 2018 exceeded the average growth rate of the last ten years (+1.2%).

Positive contributions to growth in 2018 came primarily from domestic demand. Household final consumption expenditure increased by a price-adjusted 1.0% compared to 2017, while government final consumption expenditure increased by 1.1%. Price-adjusted gross fixed capital formation increased by 4.8% in 2018 compared to 2017, reflecting increases in gross fixed capital formation in construction (+3.0%) and other fixed assets (including expenditure on research and development) (+0.4%) in 2018 compared to 2017. A particularly significant year-on-year increase was recorded for gross fixed capital formation in public civil engineering.

German exports continued to increase in 2018 on an annual average, though at a lower pace than in previous years. Price-adjusted exports of goods and services increased by 2.4% in 2018 compared to 2017. The increase in imports was larger (+3.4%) in 2018 compared to 2017. Arithmetically, the resulting balance of exports and imports had a slight downward effect of 0.2 percentage points on GDP growth in 2018.

Source: Statistisches Bundesamt, German economy grew 1.5% in 2018, press release of January 15, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_018_811.html).

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Inflation Rate

Inflation Rate

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0
August 2018	0.1	2.0
September 2018	0.4	2.3
October 2018	0.2	2.5
November 2018	0.1	2.3
December 2018	0.1	1.7

In December 2018, consumer prices in Germany increased by 1.7% compared to December 2017. The inflation rate thus decreased markedly at the end of the year (November 2018: +2.3%). As in the preceding months, the increase of energy product prices had a considerable effect on the inflation rate in December 2018. Energy prices increased by 4.8% in December 2018 compared to December 2017. The price increase slowed markedly on the previous month especially for heating oil (+16.1%) and motor fuels (+8.6%). Excluding energy prices, the inflation rate would have been 1.4% in December 2018.

Compared to December 2017, food prices rose by 1.0% in December 2018. While a substantial year-on-year price increase was recorded for vegetables (+8.1%), fruit prices decreased markedly in the same period (-5.1%). The prices of goods overall increased by 2.0% in December 2018 compared to December 2017, the main reason being the increase in energy prices. Significant year-on-year price increases were also recorded for other goods such as newspapers and periodicals (+4.3%) and beer (+3.1%). The year-on-year increase in prices of services overall (+1.5%) was smaller in December 2018 than the increase in prices of goods.

Compared to November 2018, the consumer price index increased by 0.1% in December 2018. The prices of services overall increased by 1.3% in December 2018 compared to November 2018. Among other things, rail fares increased towards the end of 2018 as a result of the annual adjustments of railway fares (+1.4%). The main reason for the decrease of prices in goods (-1.1%) was the development of energy prices (-4.2%). Furthermore, a favorable development for consumers was price reductions for clothing and footwear (-2.0%) at the end of the year.

Source: Statistisches Bundesamt, Consumer prices in 2018: +1.9% on the previous year, press release of January 16, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_019_611.html).

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Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.5	3.4
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.3
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3

(1) The time series on unemployment are based on the German Labour Force Survey.

(2) Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

Compared to December 2017, the number of employed persons increased by approximately 494,000 persons, or 1.1%, in December 2018. Compared to November 2018, the number of employed persons in December 2018 increased by approximately 42,000, or 0.1%, after adjustment for seasonal fluctuations.

In December 2018, the number of unemployed persons decreased by approximately 160,000, or 10.7%, compared to December 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2018 stood at 1.41 million, which was a decrease of roughly 14,000 compared to November 2018.

Source: Statistisches Bundesamt, 45 million persons in employment in December 2018, press release of January 31, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_036_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)
Item	January to November 2018	January to November 2017
Trade in goods, including supplementary trade items	230.4	250.1
Services	-19.4	-23.9
Primary income	58.9	55.7
Secondary income	-41.9	-49.1
Current account	228.0	232.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2018 at the same level as in November 2017, press release of January 9, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_008_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on February 5, 2019.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Spokesman of the Management Board

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

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